Filed by Global Net Lease, Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: The Necessity Retail REIT, Inc.

Subject Company Commissions File No.: 001-38597

FOR IMMEDIATE RELEASE

GLOBAL NET LEASE TO HOST CONFERENCE CALL AND Q&A
TO DISCUSS BENEFITS OF MERGER AND INTERNALIZATION TRANSACTION

ISS Acknowledges Error in Their Original Analysis; Issues Corrected Report on the GNL Merger and Internalization

NEW YORK, September 5, 2023 – Global Net Lease, Inc. (NYSE: GNL) ("Global Net Lease", "GNL" or the “Company”) announced today that it will host a conference call and webcast on Tuesday, September 5, 2023, at 2:30pm ET to discuss the benefits and industrial logic of the proposed merger between GNL and The Necessity Retail REIT, Inc. (NASDAQ: RTL) (“Necessity Retail REIT” or “RTL”) and the immediate internalization of both GNL’s and RTL’s current advisory and property management functions as a part of the proposed transaction. The Company will also address ISS’s recent GNL report and its admitted error and associated misstatements in its original analysis of the transaction. ISS’s corrected report now acknowledges that the internalization consideration is in fact within the range of values observed in precedent internalization transactions, which was utilized to evaluate the fairness of the transaction, consistent with the disclosures found in GNL’s and RTL’s joint proxy statement.

The Company will welcome questions from analysts and shareholders. The proposed merger is the appropriate path to achieve great success for the following reasons:

•	Enhanced Corporate Governance: Enhanced governance attributes, including the elimination of the shareholder rights plan, is expected to put GNL on par with its publicly traded net lease REIT peers.

•	Internalization of Advisory and Property Management Contracts: Both GNL’s and RTL’s external advisory and property management agreements will be internalized in connection with the proposed transaction. ISS’s report fails to contemplate that the transaction involves the internalization of the GNL advisor, GNL property manager, RTL advisor and RTL property manager.

•	AFFO Accretion: The proposed transaction is expected to improve the combined company’s AFFO payout ratio and be 9% accretive to annualized AFFO per share in the first quarter after closing, when compared to Q1'23.

•	Increased Size and Scale: The combined company is expected to create the third-largest listed net lease REIT with a global presence, increased scale, and more balanced sector exposures.

•	Reduced Leverage: As a result of the proposed transaction, GNL is expected to feature reduced net debt to annualized adjusted EBITDA as it strives to achieve an investment grade rating over time.

•	Overall Benefit: The combined company, with its increased size, reduced leverage, increased earnings and enhanced governance provides an opportunity to benefit from a trading multiple expansion as it trades in line with its peers.

ISS acknowledged a critical error in its GNL report. We urge shareholders to read the revised report that ISS issued at 10pm this past Friday. The revised ISS report states1, “ISS's fairness opinion summary table erred” when it compared the full cash and stock internalization consideration from both the GNL and RTL transaction to the results of BMO's selected precedent internalization transactions analysis. In fact, as ISS concedes, the consideration is within the range of values observed in precedent internalization transactions utilized by BMO. Because ISS continues to err in its analysis by comparing the aggregate internalization consideration from both the GNL and RTL transactions against the consideration to be paid by GNL only, the Company strongly disagrees with ISS's analysis and recommendation, and look forward to discussing the benefits of the merger and internalization with our stakeholders directly. The special committees of both the Boards of GNL and RTL maintain that this transaction is in the best interest of their respective stockholders.

The Board of Directors recommends that GNL stockholders vote “FOR” each of the proposals to be considered at the GNL special meeting due to these overwhelming benefits and industrial logic of the proposed merger and internalization.

The conference call will be followed by a Q&A session. The call will be hosted by Sue Perrotty, Non-Executive Chairperson of GNL’s Board of Directors, and Michael Weil, incoming co-CEO of GNL.

Investors can access the presentation that was recently filed with the Securities and Exchange Commission at the following link on GNL’s website.

Dial-in instructions for the conference call and the replay are outlined below.

Conference Call Details

Live Call

Dial-In (Toll Free): 1-877-407-0792

International Dial-In: 1-201-689-8263

1 Permission to use quotations neither sought nor obtained.

For those who are not able to listen to the live broadcast, a replay will be available shortly after the call on the GNL website in the investors section at www.globalnetlease.com.

Conference Replay

Domestic Dial-In (Toll Free): 1-844-512-2921

International Dial-In: 1-412-317-6671

Conference Number: 13741026

About Global Net Lease, Inc.

Global Net Lease, Inc. is a publicly traded real estate investment trust listed on the NYSE, which focuses on acquiring a diversified global portfolio of commercial properties, with an emphasis on sale-leaseback transactions involving single tenant, mission critical income producing net-leased assets across the United States, Western, and Northern Europe.

About The Necessity Retail REIT, Inc.

The Necessity Retail REIT, Inc. is the preeminent publicly traded real estate investment trust focused on "Where America Shops", which acquires and manages a diversified portfolio of necessity-based retail single tenant and open-air shopping center properties in the U.S.

Forward-Looking Statements

The statements in this press release that are not historical facts may be forward-looking statements. These forward-looking statements involve risks and uncertainties that could cause actual results or events to be materially different. In addition, words such as "may," "will," "seeks," "anticipates," "believes," "estimates," expects," "plans," "intends," "would," or similar expressions indicate a forward-looking statement, although not all forward-looking statements contain these identifying words. Any statements referring to the future value of an investment in GNL, including the adjustments giving effect to RTL merging with and into Osmosis Sub I, LLC, with Osmosis Sub I, LLC continuing as the surviving entity and wholly-owned subsidiary of GNL (the "REIT Merger") and GNL and RTL becoming internally managed (the "Internalization Merger" and, together with the REIT Merger, the "Proposed Transactions") as described in this press release, as well as the potential success that GNL may have in executing the REIT Merger and Internalization Merger, are also forward-looking statements. There are a number of risks, uncertainties and other important factors that could cause GNL's actual results, or GNL's actual results after making adjustments to give effect to the REIT Merger and the Internalization Merger, to differ materially from those contemplated by such forward-looking statements, including but not limited to: (i) GNL's ability to complete the proposed REIT Merger and Internalization Merger on the proposed terms or on the anticipated timeline, or at all, including risks and uncertainties related to securing the necessary stockholder approvals and satisfaction of other closing conditions to consummate the proposed transaction, (ii) the occurrence of any event, change or other circumstance that could give rise to the termination of the Internalization Merger Agreement and REIT Merger Agreement, each dated as of May 23, 2023 relating to the Proposed Transactions, (iii) the ability of GNL to obtain lender consent to amend its Second Amended and Restated Credit Facility or any other loan agreement of GNL, if at all, or on terms favorable to GNL, (iv) risks related to the potential repeal of GNL's Shareholder's Rights Plan; (v) risks related to the decrease in the beneficial ownership requirements of GNL's applicable classes and series of stock; (vi) risks related to diverting the attention of GNL's management from ongoing business operations, (vii) failure to realize the expected benefits of the Proposed Transactions, (viii) significant transaction costs or unknown or inestimable liabilities, (ix) the risk of shareholder litigation in connection with the proposed transaction, including resulting expense or delay, (x) the risk that RTL's business will not be integrated successfully or that such integration may be more difficult, time-consuming or costly than expected, (xi) risks related to future opportunities and plans for GNL post-closing, including the uncertainty of expected future financial performance and results of GNL post-closing following completion of the Proposed Transactions, (xii) the effect of the announcement of the proposed transaction on the ability of GNL and RTL to operate their respective businesses and retain and hire key personnel and to maintain favorable business relationships, (xiii) the effect of any downgrade of GNL's or RTL's corporate rating or to any of their respective debt or equity securities including the outstanding notes under the RTL Indenture; (xiv) risks related to the market value of the GNL Common Stock to be issued in the Proposed Transactions; (xv) other risks related to the completion of the Proposed Transactions, (xvi) potential adverse effects of the ongoing global COVID-19 pandemic, including actions taken to contain or treat COVID-19, on RTL, RTL's tenants and the global economy and financial market, (xvii) the risk that one or more parties to the Internalization Merger Agreement and REIT Merger Agreement may not fulfil its obligations under the respective agreement, as well as the additional risks, uncertainties and other important factors set forth in the "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections of GNL's Annual Report on Form 10-K for the year ended December 31, 2022 filed with the SEC on February 23, 2023, and all other filings with the SEC after that date, as such risks, uncertainties and other important factors may be updated from time to time in GNL's subsequent reports. Further, forward-looking statements speak only as of the date they are made, and the Company undertakes no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results over time, except as required by law.

Additional Information About the REIT Merger and Internalization Merger and Where to Find It

In connection with the Proposed Transactions, on July 6, 2023, GNL filed with the SEC a registration statement on Form S-4 (as amended on July 17, 2023), which includes a document that serves as a prospectus of GNL and a joint proxy statement of GNL and RTL (the "Joint Proxy Statement/Prospectus"). Each party also plans to file other relevant documents with the SEC regarding the Proposed Transactions. The Form S-4 became effective on July 18, 2023. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE FAIRNESS OPINIONS RENDERED BY BMO CAPITAL MARKETS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTIONS. GNL and RTL commenced mailing the definitive Joint Proxy Statement/Prospectus to stockholders on or about July 19, 2023. Investors and securityholders may obtain a free copy of the Joint Proxy Statement/Prospectus and other relevant documents filed by GNL and RTL with the SEC at the SEC's website at www.sec.gov. Copies of the documents filed by GNL with the SEC are available free of charge on GNL's website at www.globalnetlease.com or by contacting GNL's Investor Relations at investorrelations@globalnetlease.com. Copies of the documents filed by RTL with the SEC are available free of charge on RTL's website at www.necessityretailreit.com or by contacting RTL's Investor Relations at ir@rtlreit.com.

Participants in the Proxy Solicitation

GNL, RTL, and their respective directors, executive officers and other members of management and employees of their respective advisors and their affiliates may be deemed to be participants in the solicitation of proxies in respect of the Proposed Transactions. Information about directors and executive officers of GNL is available in its proxy statement for its 2023 Annual Meeting, as incorporated by reference in the Joint Proxy Statement/Prospectus. Information about directors and executive officers of RTL is available in its proxy statement for its 2023 Annual Meeting, as incorporated by reference in the Joint Proxy Statement/Prospectus. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC regarding the Proposed Transactions. Investors should read the Joint Proxy Statement/Prospectus carefully before making any voting or investment decisions. Investors may obtain free copies of these documents from GNL as indicated above.

Contacts:

Investors and Media:

Email: investorrelations@globalnetlease.com

Phone: (212) 415-6510